Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement File No. 333-196906

April 28, 2016

Golden Star Resources Ltd. Treasury Offering of Common Shares April 28, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec. Copies of the final base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained from BMO Nesbitt Burns Inc. for which contact details are provided below.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Terms and Conditions
Issuer:	Golden Star Resources Ltd. (“Golden Star” or the “Company”)
Offering:	Treasury offering of 22,750,000 common shares of the Company (the “Common Shares”).
Issue Price:	US$0.66 per Common Share
Issue Amount:	US$15,015,000
Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable at the Issue Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any.
Use of Proceeds:	The net proceeds of the Offering will be used for debt reduction as well as for working capital and general corporate purposes.
Form of Offering:	Bought deal by way of a shelf prospectus and prospectus supplement in each of the provinces of Canada, other than Quebec and pursuant to the multijurisdictional disclosure system in the United States.
Listing:

Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the NYSE MKT LLC (the “NYSE MKT”). The existing common shares of the Company are listed on the TSX under the symbol “GSC” and the NYSE MKT under the symbol “GSS”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.
Sole Underwriter:	BMO Capital Markets
Commission:	6.0%
Closing:	On or about May 9, 2016

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in Canada from BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 (Email: pgardner@datagroup.ca or Telephone: 905-696-8884 ext. 4120 or Fax: 905-696-8457) and in the United States from BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.